Exhibit 99.1

Pan American Silver announces release date for unaudited 2012 third quarter results

VANCOUVER, Oct. 17, 2012 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that it will release its unaudited 2012 third quarter results on Wednesday, November 7, 2012 after market closes.  A conference call and live audio webcast to discuss the results will be held on Thursday, November 8 at 10:00 am ET (7:00 am PT).

Q3 2012 Results Conference Call and Webcast Information

Date:	Thursday, November 8, 2012
Time:	10:00 am Eastern Time - 7:00 am Pacific Time

Conference Call Dial-In Numbers:
	North America Toll Number:	647-427-7450

	Conference ID#:	44039370

Audio Webcast
	A live audio webcast can be accessed at:
	http://www.newswire.ca/en/webcast/detail/1051411/1142649

Conference Call Replay Numbers
	Dial:	416-849-0833
	Replay Password:	44039370
Playback available for seven days following the call

About Pan American Silver
Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver Mineral Reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently-acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro and the La Virginia development project in Sonora, Mexico.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 14:00e 17-OCT-12